Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Amounts in Thousands)

	Year Ended December 31,
	2000	2001	2002	2003	2004
Pretax income from continuing operations	$97,691	$88,914	$99,471	$239,575	$262,468

Fixed charges:
Interest expense including amortization of deferred costs and capitalized interest	$93,474	$92,746	$84,911	$100,315	$139,541
Ground Rent 33%	$244	$234	$252	$398	$587
Preferred Dividends on consolidated subsidiaries	$15,301	$19,081	$18,338	$2,236	$0
Proportionate share of fixed charges of 50 % owned joint ventures accounted for using equity method of accounting	$—	$—	$—	$—	$—

Total fixed charges	$109,019	$112,061	$103,501	$102,949	$140,128

Capitalized interest during the period	($18,200)	($12,927)	($9,157)	($11,478)	($9,882)
Preferred Dividends on consolidated subsidiaries	($15,301)	($19,081)	($18,338)	($2,236)	$0
Amortization of capitalized interest during the period	$1,879	$2,310	$2,616	$2,999	$3,328
Majority-owned subsidiary adjustments	$19,593	$21,502	$21,570	$5,365	$5,013
Equity Company Adjustments	($23,296)	($18,560)	($32,769)	($52,917)	($40,895)
Equity Company Adjustments Distributed Income	$23,296	$18,560	$32,769	$52,917	$40,895

Earnings before income taxes and fixed charges	$194,681	$192,779	$199,663	$337,174	$401,055

Ratio of earnings to fixed charges	1.79	1.72	1.93	3.28	2.86